April 21, 2015

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Park Electrochemical Corp.
Form 10-K for the Fiscal Year Ended March 2, 2014
Filed May 16, 2014
Form 8-K filed January 8, 2015
File No. 001-04415

Dear Mr. Krikorian:

This letter sets forth the response of Park Electrochemical Corp. (hereinafter “Park” or the “Company”) to the comment from the staff of the Division of Corporation Finance (the “Staff”) set forth in the comment letter, dated March 26, 2015, from the Securities and Exchange Commission (the “Commission”) to Mr. Brian E. Shore, Chairman and Chief Executive Officer, regarding the Company’s Form 8-K filed January 8, 2015.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the response to the comment set out immediately under the comment. The heading and numbered paragraph in this letter correspond to the heading and numbered paragraph in the comment letter from the Staff.

We note that the Company did not respond within ten business days because, as the Company informed Melissa Walsh in a telephone conversation on April 14, 2015, the Company did not think that a response was necessary.

Form 8-K filed on January 8, 2015

Exhibit 99.1, News Release dated January 8, 2015

Detailed operating information, page 8

COMMENT:

1.

We note your response to prior comment 7 that you recognize that your presentation is not consistent with Question 102.10 of the Q&A for Non-GAAP Financial Measures. As such, remove the columnar presentation of detailed operating information before special items in future filings.

RESPONSE:

1.	The Company will remove the columnar presentation of detailed operating information before special items in future filings.

Please provide any questions or comments that the Staff may have with respect to our response to the Staff’s comment to the undersigned or to P. Matthew Farabaugh, Park’s Vice President and Chief Financial Officer, at 631-465-3600 or send them via facsimile to 631-465-3100.

Very truly yours,

 /s/ Constantine Petropoulos

Constantine Petropoulos

Vice President and General Counsel

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48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com